Exhibit 99.1

GERDAU S.A.

Corporate Tax ID (CNPJ/MF):

33.611.500/0001-19

Registry (NIRE): 35300520696

NOTICE TO THE MARKET

GERDAU S.A. (B3: GGBR / NYSE: GGB) following the Notice to the Market published on September 1, 2022, informs its shareholders and the market in general that, on this date, upon compliance with the applicable precedent conditions, including the approval by the competitor authorities, its subsidiary Gerdau Next S.A. concluded formalizing the strategic partnership with Randon Serviços e Participações Ltda, with the constitution of a new company that aims at providing adequate solutions to the demands of carriers and shippers, by providing leasing services of trucks, semi-trailers and other products related to the transportation and movement of cargo.

São Paulo, November 3, 2022.

Rafael Dorneles Japur

Executive Vice-President
Investor Relations Officer